# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Ocampo 210 bis Predio CCT, Rosario Santa Fe, Argentina (C1), 2000
Date of event which requires filing of this statement: 07/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002080675

## Reporting persons
- BAF Latam Credit Fund B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 3,461,430; shared voting power 0; sole dispositive power 3,461,430; shared dispositive power 0; aggregate amount beneficially owned 3,461,430 (5.52% of the class)
  Comment: Calculation based upon 62,712,602 ordinary shares issued and outstanding, as reported in Form 6-K filed by the Issuer on June 20, 2025.

## Item 1. Issuer
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Ocampo 210 bis Predio CCT Rosario Santa Fe, Argentina 2000.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of BAF Latam Credit Fund B.V. ("BAF").
Address of principal business office or, if none, residence: De Boelelaan 7, 1083HJ, Amsterdam, The Netherlands.
Citizenship: BAF is a private limited company organized under the laws of The Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,461,430
Percent of class: 5.52%
Sole power to vote or to direct the vote: 3,461,430.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,461,430.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BAF Latam Credit Fund B.V.: /s/ Robert H. Louzada, Robert H. Louzada/Director (08/13/2025)